IPSEN
Innovation for patient care

RECEIVED
2009 OCT 20 P 3:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

[redacted]

09047152

12g-3-2(b) Exemption
File N°.82-34953

SUPPL

14th October 2009

Dear Sir or Madam,

Enclosed is information Ipsen:

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g-3-2 of the Securities Exchange Act of 1934; as amended (the ***Exchange Act***), with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that Ipsen is subject to the Exchange Act.

Yours sincerely,

p/o Claire Giraut
Executive Vice President,
Chief Financial Officer

10/21

IPSEN PHARMA
65, QUAI GEORGES GORSE – 92100 BOULOGNE-BILLANCOURT – FRANCE
TÉL. : +33 (0)1 58 33 50 00 – FAX : +33 (0)1 58 33 50 01
www.ipsen.com
S.A.S. AU CAPITAL DE 5 707 844 €, R.C.S. NANTERRE 308 197 185
CODE APE 2120Z, TVA FR 80 308 197 185

PHARMGROUP fully funded drug development & innovation

IPSEN Innovation for patient care

Press release

Ipsen and Debiopharm Group announce that Decapeptyl® (triptorelin embonate) 6-month successfully completes the European Decentralised Procedure for the treatment of locally advanced or metastatic prostate cancer

Developed by Debiopharm Group, triptorelin embonate 6-month will be commercialised by Ipsen in Europe

Lausanne (Switzerland) and Paris (France), 13 October 2009 - Debiopharm Group (Debiopharm), a Swiss-based global biopharmaceutical group of companies with a focus on the development of prescription drugs that target unmet medical needs, and Ipsen (Euronext: FR0010259150; IPN), an innovation-driven global specialty pharmaceutical Group, announced that the 6-month sustained-release formulation of Decapeptyl®[1] (triptorelin embonate[2] 22.5 mg) successfully completed its European decentralised registration procedure involving nine countries: Germany (reference member state), France, Austria, Finland, Norway, Belgium, Denmark, Spain and The Netherlands.

Triptorelin embonate 22.5 mg is Debiopharm's new 6-month-formulation of a luteinizing hormone releasing hormone (LHRH) agonist for the treatment of locally advanced or metastatic, hormone-dependent prostate cancer. Debiopharm has licensed the European marketing rights to Ipsen. The first European countries to launch the 6-month formulation should be Germany, The Netherlands and Spain.

"As expected, we are proud to offer patients suffering from prostate cancer a new 6-month formulation of Decapeptyl® with an improved convenience and a consistent and similar efficacy to the already established 1 and 3-month formulations," said **Jean-Luc Bélingard**, Ipsen's Chairman and Chief Executive Officer. *"The completion of this procedure represents a major step forward in the development of our uro-oncology franchise."*

"It is great news that the completion of the European decentralised procedure for triptorelin embonate 6-month formulation was done in such a timely manner," added **Rolland-Yves Mauvernay**, President and Founder of Debiopharm Group. *"We view this achievement as further evidence of the efficacy and safety of this important product. LHRH-agonists will remain the mainstay of hormone-dependent prostate cancer in the years ahead, and patients can now look forward to receiving a more convenient treatment every six months instead of every three months."*

About Decapeptyl®

Debiopharm licensed-in triptorelin from Tulane University in 1982.
Decapeptyl® is available in monthly or quarterly sustained-release formulations, as well as a daily formulation. Debiopharm developed and submitted the 1- and 3-month sustained release formulations of triptorelin embonate in Europe and the U.S. The active substance in Decapeptyl® is triptorelin, a decapeptide analogue of GnRH (Gonadotropin Releasing Hormone), a hormone secreted by the hypothalamus, which initially stimulates the release of

[1] depending on the countries, Ipsen commercialises Decapeptyl® under different brand names (Diphereline®, Pamorelin®, Arvekap®)
[2] triptorelin pamoate is similar to triptorelin embonate

pituitary gonadotropins (hormones produced by the pituitary gland), which in turn control hormonal secretions by the testes and ovaries.

The product is now marketed worldwide for the treatment of advanced prostate cancer, endometriosis, precocious puberty, in-vitro fertilisation programs, and uterine fibroids.

The marketing authorisation application for the 6-month-formulation was submitted to the registration authorities of nine European countries in September 2008, in accordance with the decentralised procedure. It was supported by data from a phase III study on the efficacy, pharmacokinetics and safety of two consecutive injections of triptorelin 6-month-formulation in 120 patients with advanced prostate cancer. The results showed that 97.5% of patients achieved castrate levels of serum testosterone 28 days after the first injection, and 93.0% of the patients maintained castrate levels of testosterone (defined as ≤ 1.735nmol/L or 50 ng/dL) from week 8 to 48. Furthermore, at month 6 and 12 98.3% of the patients were castrated. Overall the phase III data demonstrated that the treatment was well tolerated. The local tolerance of the product was very good with few patients (6.7%) experiencing local side effects, the majority of them being mild. These efficacy results are similar to those obtained previously with repeated administrations of the 1- and 3-month-formulations of triptorelin.

About Debiopharm Group
Debiopharm Group is a Swiss-based global biopharmaceutical group of companies with a focus on the development of prescription drugs that target unmet medical needs. The group in-licenses promising biological and small molecule drug candidates. It develops its products for global registration and maximum commercial potential. Once registered, the products are out-licensed to pharmaceutical partners for sales and marketing.

Debiopharm independently funds the worldwide development of all of its products while providing expertise in pre-clinical and clinical trials, manufacturing, drug delivery and formulation, and regulatory affairs.

Founded in 1979 and headquartered in Lausanne, Switzerland, Debiopharm has developed four products with global combined sales of $2.6 billion in 2008.
For more information on Debiopharm Group, please visit: www.debiopharm.com

About Ipsen
Ipsen is an innovation-driven global specialty pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,200. Its development strategy is based on a combination of specialty medicine, which is Ipsen's growth driver, in targeted therapeutic areas (oncology, endocrinology, neurology and haematology), and primary care products which contribute significantly to its research financing. The location of its four Research & Development centres (Paris, Boston, Barcelona, London) and its peptide and protein engineering platform give the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 800 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. This strategy is also supported by an active policy of partnerships. In 2008, Research and Development expenditure was about €183 million, close to 19% of consolidated sales, which amounted to €971 million while total revenues exceeded €1 billion. Ipsen's shares are traded on Segment A of Euronext Paris (stock code: IPN, ISIN code: FR0010259150). Ipsen's shares are eligible to the "Service de Règlement Différé" ("SRD") and the Group is part of the SBF 120 index. For more information on Ipsen, visit our website at www.ipsen.com.

Ipsen Forward Looking Statement
The forward-looking statements, objectives and targets contained herein are based on the Group's management strategy, current views and assumptions. Such statements involve known and unknown risks and uncertainties that may cause actual results, performance or events to differ materially from

those anticipated herein. Moreover, the targets described in this document were prepared without taking into account external growth assumptions and potential future acquisitions, which may alter these parameters. These objectives are based on data and assumptions regarded as reasonable by the Group. These targets depend on conditions or facts likely to happen in the future, and not exclusively on historical data. Notably, future currency fluctuations may negatively impact the profitability of the Group and its ability to reach its objectives. Actual results may depart significantly from these targets given the occurrence of certain risks and uncertainties. The Group does not commit nor gives any guarantee that it will meet the targets mentioned above. Furthermore, the Research and Development process involves several stages each of which involve the substantial risk that the Group may fail to achieve its objectives and be forced to abandon its efforts with regards to a product in which it has invested significant sums. Therefore, the Group cannot be certain that favourable results obtained during pre-clinical trials will be confirmed subsequently during clinical trials, or that the results of clinical trials will be sufficient to demonstrate the safe and effective nature of the product concerned. The Group expressly disclaims any obligation or undertaking to update or revise any forward looking statements, targets or estimates contained in this press release to reflect any change in events, conditions, assumptions or circumstances on which any such statements are based, unless so required by applicable law. The Group's business is subject to the risk factors outlined in its registration documents filed with the French Autorité des Marchés Financiers.

For further information:

Ipsen
Media
Didier Véron
Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 58 33 51 16
Fax: +33 (0)1 58 33 50 58
E-mail: didier.veron@ipsen.com

Financial Community
David Schilansky
Investor Relations and Financial Officer
Tel.: +33 (0)1 58 33 51 30
Fax: +33 (0)1 58 33 50 63
E-mail: david.schilansky@ipsen.com

Pierre Kemula
Investor Relations Manager
Tel.: +33 (0)1 58 33 60 08
Fax: +33 (0)1 58 33 50 63
E-mail: pierre.kemula@ipsen.com

Debiopharm
Debiopharm S.A. Contact
Maurice Wagner
Director Corporate Affairs & Communication
Tel.: +41 (0)21 321 01 11
Fax: +41 (0)21 321 01 69
mwagner@debiopharm.com

Additional Media Contacts
In London
Maitland
Brian Hudspith
Tel: +44 (0)20 7379 5151
bhudspith@maitland.co.uk

In New York
Russo Partners, LLC
Martina Schwarzkopf, Ph.D.
Account Executive
Tel: +1 212-845-4292
Fax: +1 212-845-4260
martina.schwarzkopf@russopartnersllc.com